SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GAE/CAEM 0326-10
March 10, 2010

Companhia Siderúrgica Nacional
Investor Relations Officer
Paulo Penido Pinto Marques

Dear Sir,

Among other matters, an article published in the March 10 edition of the newspaper O Estado de São Paulo, states that:

- CSN will invest US$ 600 million in the construction of three cement factories in Brazil;
- With these new units and the doubling of capacity in the Volta Redonda factory, the Group’s cement production capacity will reach around 6 million tonnes p.a.;
- CSN envisages investments in organic growth of R$ 3 billion p.a. over the next 5 years;
- Given its expansion plans, CSN may double in size within 3 years via organic growth alone;
- The company plans to have an iron ore production capacity of 150 million tonnes p.a.– as a result, it may undertake an M&A investment in the operational area of MRS and the port of Sepetiba;
- CSN expects to sell 5 million tonnes of steel in 2010;
- CSN plans to become an operational holding company, with its 5 assets (steel, mining, logistics, energy and cement) under the same umbrella and may go public with each of these assets.

We would be grateful if you would clarify this matter and provide any other information considered important.

Sincerely,

Nelson Barroso Ortega
Corporate Oversight Department
BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange
Phone: (+55 11) 2565-6063 / 2565-7222

copies	CVM - Brazilian Securities and Exchange Commission
Elizabeth Lopez Rios Machado - Head of Corporate Relations
Waldir de Jesus Nobre – Head of Market Relations

Replies should be sent via the IPE System, selecting the category: Notice to the Market and then the type: Clarifications regarding CVM/Bovespa requests. The file will then be sent simultaneously to the Bovespa and the CVM.

To facilitate market understanding, the contents of the above letter should be inserted before the company’s reply.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.